Exhibit 99.1

Lift of Partial Clinical Hold for BNT326/YL202

On August 15, 2024, the U.S. Food and Drug Administration (“FDA”) lifted the partial clinical hold that was placed on MediLink Therapeutics’ (Suzhou) Co., Ltd. (“MediLink”) Phase I trial evaluating BNT326/YL202 (NCT05653752), which was announced on June 17, 2024. The complete response including data analysis, updated investigator brochure and informed consent for patients, and amended clinical trial protocol meets the FDA’s requirements by incorporating additional risk mitigation measures. BNT326/YL202 is a Human Epidermal Growth Factor Receptor 3 (“HER3”)-targeting antibody-drug conjugate (“ADC”) candidate that is being developed in collaboration between BioNTech SE (“BioNTech”) and MediLink. The trial recruitment will be re-initiated. Clinical development will focus on dose levels no higher than 3 mg/kg, where the safety profile was manageable and encouraging clinical activity was observed.

The study sponsor MediLink had observed a dose level-dependent trend of treatment-related adverse events (“TRAEs”) of BNT326/YL202, in particular neutrophil count decrease (“neutropenia”) and an increasing rate of mucositis events. These events are common TRAEs of established chemotherapies and increase a person’s risk for developing serious infections.1, 2 Neutropenia is usually managed by dose reduction, dose interruption, and/or administration of primary prophylaxis, such as recombinant granulocyte colony-stimulating factors (“G-CSFs”) in appropriate patients based on individualized febrile neutropenia risk assessment of the patient and of the chemotherapy regimen.

Based on emerging safety data from the ongoing trial evaluating BNT326/YL202, the companies swiftly and proactively took precautionary measures, including not enrolling additional patients in dose cohorts higher than 3 mg/kg, and reducing dose levels for participants already enrolled at higher dose levels in the trial. In parallel, MediLink has notified the FDA and worked with BioNTech on analyzing the emerging data and implementing further risk mitigation measures. These include updates to the investigator brochure, the informed consent for patients, and the clinical trial protocol with amended guidance on dose delay, reduction and modification, and prophylactic medications addressing TRAEs.

BioNTech and MediLink are committed to patient safety and will continue to develop BNT326/YL202 in solid tumors with high unmet medical need.

About BioNTech
Biopharmaceutical New Technologies (BioNTech) is a global next generation immunotherapy company pioneering novel therapies for cancer and other serious diseases. BioNTech exploits a wide array of computational discovery and therapeutic drug platforms for the rapid development of novel biopharmaceuticals. Its broad portfolio of oncology product candidates includes individualized and off-the-shelf mRNA-based therapies, innovative chimeric antigen receptor (CAR) T cells, several protein-based therapeutics, including bispecific immune checkpoint modulators, targeted cancer antibodies and antibody-drug conjugate (ADC) therapeutics, as well as small molecules. Based on its deep expertise in mRNA vaccine development and in-house manufacturing capabilities, BioNTech and its collaborators are developing multiple mRNA vaccine candidates for a range of infectious diseases alongside its diverse oncology pipeline. BioNTech has established a broad set of relationships with multiple global and specialized pharmaceutical collaborators, including Biotheus, DualityBio, Fosun Pharma, Genentech, a member of the Roche Group, Genevant, Genmab, MediLink, OncoC4, Pfizer and Regeneron.

1 Naidu MU et al. Chemotherapy-induced and/or radiation therapy-induced oral mucositis--complicating the treatment of cancer. Neoplasia. 2004 Sep-Oct;6(5):423-31. doi: 10.1593/neo.04169. PMID: 15548350; PMCID: PMC1531648.
2 Ba Y, Shi Y, Jiang W, Feng J, Cheng Y, Xiao L, Zhang Q, Qiu W, Xu B, Xu R, Shen B, Luo Z, Xie X, Chang J, Wang M, Li Y, Shuang Y, Niu Z, Liu B, Zhang J, Zhang L, Yao H, Xie C, Huang H, Liao W, Chen G, Zhang X, An H, Deng Y, Gong P, Xiong J, Yao Q, An X, Chen C, Shi Y, Wang J, Wang X, Wang Z, Xing P, Yang S, Zhou C. Current management of chemotherapy-induced neutropenia in adults: key points and new challenges: Committee of Neoplastic Supportive-Care (CONS), China Anti-Cancer Association Committee of Clinical Chemotherapy, China Anti-Cancer Association. Cancer Biol Med. 2020 Nov 15;17(4):896-909. doi: 10.20892/j.issn.2095-3941.2020.0069. Epub 2020 Dec 15. PMID: 33299642; PMCID: PMC7721096.

For more information, please visit www.BioNTech.com.

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